Exhibit 99.1

Fang Announces Third Quarter 2016 Results

BEIJING, Nov. 28, 2016 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("we," "our," or "Fang"), the leading real estate Internet portal in China, announced today its unaudited financial results for the three months ended September 30, 2016.

Third Quarter 2016 Highlights

•	Total revenues were $250.1 million.
•	Operating income was $0.2 million. Non-GAAP operating income was $2.4 million. A description of the adjustments from GAAP to non-GAAP operating income is detailed in the Reconciliation Statement following this press release.
•	Net loss attributable to Fang's shareholders was $4.9 million. Fully diluted loss per ADS was $0.01. Non-GAAP net loss attributable to Fang's shareholders was $14.2 million. Non-GAAP fully diluted loss per ADS was $0.03. A description of the adjustments from GAAP to non-GAAP net loss attributable to Fang's shareholders and fully diluted loss per ADS is detailed in the Reconciliation Statement following this press release.

“This quarter was one of the toughest quarters in Fang’s history. Our transformation coupled with the market regulations by the government was very challenging,” said Vincent Mo, Chairman and CEO of Fang. “Transformation is not easy but we are determined and optimizing the operations details. The Company achieved operational profitability and we are confident to turn around the Company.”

Third Quarter 2016 Results

Revenues

Fang reported total revenues of $250.1 million in the third quarter of 2016, a 1% increase from $248.5 million in the corresponding period of 2015, primarily driven by the growth of e-commerce services, partially offset by the decline in marketing services.

Revenue from e-commerce services was $167.4 million in the third quarter of 2016, an increase of 17.4% from $142.6 million in the corresponding period of 2015, primarily driven by the growth of the brokerage services for secondary home, partially offset by the scaling down of rental and home furnishing due to the adjustment of Fang’s strategies in 2016.

Revenue from marketing services was $35.6 million in the third quarter of 2016, a decrease of 45.8% from $65.6 million in the corresponding period of 2015, primarily due to less demand from property developers for online advertising.

Revenue from listing services was $28.5 million in the third quarter of 2016, an increase of 4.0% from $27.4 million in the corresponding period of 2015, primarily due to the increased unit price per paying member.

Revenue from Internet financial services was $7.3 million in the third quarter of 2016, an increase of 14.0% from $6.4 million in the corresponding period of 2015, primarily due to the contribution from existing loans of new home financial services.

Revenue from other value-added services was $11.4 million in the third quarter of 2016, an increase of 75.4% from $6.5 million in the corresponding period of 2015, primarily due to the growth of big data services in research business.

Cost of Revenue

Cost of revenue was $157.0 million in the third quarter of 2016, a decrease of 16.7% from $188.5 million in the corresponding period of 2015 and a decrease of 32.1% from $231.1 million in the second quarter of 2016. The decrease in cost of revenue was mainly due to the downsizing of the agent team related to the secondary brokerage services and the scaling down of rental and home furnishing in ecommerce services.

Operating Expense

Operating expenses were $92.9 million in the third quarter of 2016, generally consistent with the corresponding period of 2015.

Selling expenses were $56.7 million in the third quarter of 2016, an increase of 7.4% from $52.8 million in the corresponding period of 2015, primarily due to the increased advertising and promotional expenses.

General and administrative expenses were $36.2 million in the third quarter of 2016, a decrease of 7.2% from $39.0 million for the corresponding period of 2015, primarily due to the decreased bad-debt expense and bank surcharges.

Operating Loss/Income

Operating income was $0.2 million in the third quarter of 2016, compared to operating loss of $31.7 million in the corresponding period of 2015.

Income Tax Expenses

Income tax expenses were $8.0 million in the third quarter of 2016, compared to income tax benefit of $29.2 million in the corresponding period of 2015.

Net Loss/Income and EPS

Net loss attributable to Fang's shareholders was $4.9 million in the third quarter of 2016, compared to net income of $1.4 million in the corresponding period of 2015. Loss per fully-diluted ordinary share and ADS were $0.05 and $0.01, respectively, in the third quarter of 2016, compared to earnings of $0.02 and nil in the corresponding period of 2015.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $1.6 million in the third quarter of 2016, compared to the loss of $24.3 million in the corresponding period of 2015.

Cash

As of September 30, 2016, Fang had cash, cash equivalents, and short-term investments of $893.4 million, compared to $983.7 million as of December 31, 2015. Net cash generated from operating activities was $76.8 million in the third quarter of 2016, compared to cash flow used in operating activities of $83.2 million in the same period of 2015, primarily due to the repayment of loan principals in our financial services, which was $86.8 million for the three months ended September 30, 2016.

Share Repurchase Program

As of November 28, 2016, Fang had purchased approximately 17 million ADSs in aggregate with a total consideration of US$81 million. Fang will continue to purchase the ADSs with an aggregate value of no more than US$200 million under the current program.

Business Outlook

Fang adjusted its total revenue guidance for 2016 from $1,148.6 million to approximately $927.7 million, representing a year-on-year increase of 5.0%. This forecast reflects Fang's current and preliminary view, which is subject to change.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (9:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on November 28, 2016 through 7:59 ET December 6, 2016. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	23749283

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) and (3) non-GAAP basic and diluted earnings/(loss) per ordinary share and per ADS and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Fang believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the relevant period, which (1) may not be indicative of Fang's recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Fang's historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding our future financial performance, revenue guidance for 2016, growth and growth rates, and market position and continued business transformation. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the transactions contemplated by the restructuring of our assets and businesses will receive the requisite approvals, whether such restructuring will be carried out as planned, the impact of such restructuring on our assets and businesses, the impact of our transformation from a pure Internet information platform to a transaction-oriented platform, the impact of our implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China's real estate market on us and the impact on revenues of our existing and new service fees reductions, our ability to retain real estate listing agencies as customers during challenging economic periods, the success of our new business initiatives, our ability to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

For investor and media inquiries, please contact:

Dr. Hua Lei
CFO
Phone: +86-10-5631-8661
Email: leihua@fang.com

Ms. Joyce Tang
Senior Investor Relations Manager
Phone: +86-10-5631 8659
Email: tangjunning@fang.com

Ms. Dana Cheng
Investor Relations Manager
Phone: +86-10-5631 8174
Email: chengyu.bj@fang.com

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

	September 30, 2016	December 31, 2015
ASSETS
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	866,929	817,921
Restricted cash, current	-	103,179
Short-term investments	26,457	62,559
Accounts receivable, net	122,250	147,516
Funds receivable	25,649	45,400
Prepayment and other current assets	56,198	60,265
Commitment deposits	8,293	10,646
Loan receivable, current	104,486	266,990
Amount due from related parties	384	262
Total current assets	1,210,646	1,514,738
Non-current assets:
Property and equipment, net	330,187	326,504
Loan receivable, non-current	34,718	55,349
Deferred tax assets, non-current	9,801	5,490
Deposit for non-current assets	259,694	137,715
Long-term investments	242,058	244,678
Other non-current assets	8,710	6,795
Total non-current assets	885,438	777,305
Total assets	2,096,083	2,292,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	91,496	100,000
Deferred revenue	125,865	145,321
Accrued expenses and other liabilities	333,021	361,593
Customers’ refundable fees	63,921	59,107
Income tax payable	10,137	9,948
Convertible senior notes-current[1]	399,456	396,716
Total current liabilities	1,023,896	1,072,685

Non-current liabilities:
Long-term loans	82,204	-
Convertible senior notes	289,113	287,887
Deferred tax liabilities, non-current	71,775	76,631
Other non-current liabilities	303	312
Total non-current liabilities	443,395	364,830
Total Liabilities	1,467,291	1,437,515

EQUITY:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 67,612,571 shares and 70,736,679 shares issued and outstanding as at September 30, 2016 and December 31, 2015, respectively	8,708	9,110
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at September 30, 2016 and September 30, 2015, respectively	3,124	3,124
Treasury stock	(80,945)	-
Additional paid-in capital	484,690	478,391
Accumulated other comprehensive income(loss)	1,350	(10,364)
Retained earnings	211,165	373,505
Total Fang Holdings Limited shareholders' equity	628,092	853,766
Non-controlling interests	700	761
Total equity	628,792	854,527
TOTAL LIABILITIES AND EQUITY	2,096,083	2,292,042

1. Certain reclassifications in other non-current assets and convertible senior notes as of December 31, 2015 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in 2016.

Fang Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30, 2016	September 30, 2015
	(Unaudited)	(Unaudited)
Revenues:
E-commerce services	167,413	142,576
Marketing services	35,574	65,604
Listing services	28,493	27,406
Financial services	7,267	6,376
Other value-added services and other services	11,380	6,546
Total revenues	250,127	248,508

Cost of Revenues:
Cost of services	(157,001)	(188,462)
Total Cost of Revenues	(157,001)	(188,462)

Gross Profit	93,126	60,046

Operating expenses and income:
Selling expenses	(56,729)	(52,819)
General and administrative expenses	(36,177)	(38,966)
Other income	-	5
Operating Income (loss)	220	(31,734)
Foreign exchange gain (loss)	(8,390)	86
Interest income	2,010	4,680
Interest expense	(4,071)	(3,927)
Investment income	11,453	660
Government grants	1,862	2,405
Income (loss) before income taxes and non-controlling interests	3,084	(27,830)
Income tax benefit (expenses)
Income tax benefit (expenses)	(8,032)	29,230
Net income (loss)	(4,948)	1,400
Net income (loss) attributable to non-controlling interests	1	(5)
Net income (loss) attributable to Fang Holdings Limited shareholders	(4,949)	1,405
Other comprehensive income (loss), net of tax
Foreign currency Translation	41,804	(34,180)
Unrealized gain(loss) on available-for-sale security	1,197	(23,085)
Total other comprehensive income (loss), net of tax	43,001	(57,265)
Comprehensive income (loss)	38,052	(55,865)
Earnings (loss) per share for Class A and Class B ordinary shares
Basic	(0.05)	0.02
Diluted	(0.05)	0.02
Earnings (loss) per ADS
Basic	(0.01)	-
Diluted	(0.01)	-
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	93,798,520	83,215,146
Diluted	93,798,520	90,617,966
Weighted average number of ADSs outstanding:
Basic	468,992,600	416,075,730
Diluted	468,992,600	453,089,830

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30, 2016	September 30, 2015
GAAP income from operations	220	(31,734)
Share-based compensation expense	2,223	1,125
Non-GAAP income from operations	2,443	(30,609)

GAAP net income	(4,948)	1,400
One-off tax benefit	-	(30,578)
Withholding tax related to dividends	-	(3,146)
Investment income	(11,453)	(660)
Share-based compensation expense	2,223	1,125
Non-GAAP net income	(14,178)	(31,859)

Net Income attributable to Fang shareholders	(4,949)	1,405
One-off tax benefit	-	(30,578)
Withholding tax related to dividends	-	(3,146)
Investment income	(11,453)	(660)
Share-based compensation expense	2,223	1,125
Non-GAAP net Income attributable to Fang Holdings Limited shareholders	(14,179)	(31,854)

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.05)	0.02
Diluted	(0.05)	0.02
GAAP earnings per ADS:
Basic	(0.01)	0.00
Diluted	(0.01)	0.00
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.15)	(0.38)
Diluted	(0.15)	(0.38)
Non-GAAP earnings per ADS:
Basic	(0.03)	(0.08)
Diluted	(0.03)	(0.08)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	93,798,520	83,215,146
Diluted	93,798,520	90,617,966
Weighted average number of ADSs outstanding:
Basic	468,992,600	416,075,730
Diluted	468,992,600	453,089,830

Non-GAAP Net income	(14,178)	(31,859)
Add back:
Interest expense	4,071	3,927
Income tax expenses	8,032	4,494
Depreciation expenses	5,672	3,813
Subtract:
Interest income	(2,010)	(4,680)
Adjusted EBITDA	1,587	(24,305)